Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2020

(SEC I.D. No. 8-28900)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-28900

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Westminster Research Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
599 Lexington Avenue, 27th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Tiscornia **(212) 448-6065**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *of individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (11-05) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Tiscornia, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Westminster Research Associates LLC, as of December 31st, 2020, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Christopher Tiscornia
Christopher Tiscornia
Chief Executive Officer- Westminster Research Associates LLC

This report** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
**** Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from COVID-19, Westminster Research Associates LLC is making this filing without a notarization.*

Westminster Research Associates LLC
Index
December 31, 2020



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Westminster Research Associates LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Westminster Research Associates LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 26, 2021

Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2020

(in thousands)

Assets		
Cash	$	12,080
Cash segregated in compliance with federal regulations		105,933
Receivables from brokers		30,908
Due from related parties		94
Prepaid research, net of allowance of $530		6,665
Other assets		141
Total assets	$	155,821

Liabilities and Member's Equity		
Liabilities		
Commission management payables	$	106,473
Due to related parties		669
Accrued compensation and other liabilities		1,570
Total liabilities		108,712
Member's equity		47,109
Total liabilities and member's equity	$	155,821

The accompanying notes are an integral part of this statement of financial condition.

Westminster Research Associates LLC
Notes to Statement of Financial Condition
December 31, 2020

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1. Organization and Description of Business

Westminster Research Associates LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEA"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's designated self-regulatory organization. The Company is a wholly-owned subsidiary of Cowen Holdings, Inc. which is an indirectly owned subsidiary of Cowen Inc. ("CI" or "Ultimate Parent").

The Company's principal operations include providing access to investment research and commission management solutions to U.S. institutional investors and commission recapture services to pension plan sponsor clients. The Company does not clear or settle securities trades. Revenues are primarily derived from commission sharing arrangements ("CSA") with various brokers on securities transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of financial statements.

Use of Estimates
The preparation of the accompanying statement of financial condition, in conformity with US GAAP, requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash
Cash includes cash held on deposit at BMO Harris Bank N.A.

Cash Segregated In Compliance with Federal Regulations
Cash segregated in compliance with federal regulations include cash and cash equivalents deposited in special bank accounts for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. Cash segregated in compliance with federal regulations is concentrated at BMO Harris Bank N.A.

Allowance for Credit Losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control.

The Company identified receivables from brokers and other receivables from non-related parties carried at amortized cost and prepaid research as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company determined that recognition of a cumulative effective adjustment was not necessary given the Company's expectation of credit losses at the date of adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit loss. The Company's expectation is the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. For prepaid research, the Company considers factors such as historical experience, customer's anticipated trading activity, age of balance and current economic conditions, in determining the allowance for credit losses.

Due to and from Related Parties

An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company. These amounts settle in the ordinary course of business. The Company also collects administrative fees from affiliates for trades executed. Such amounts are included in due to related parties and due from related parties on the statement of financial condition (see Note 6, "Transactions with Related Parties").

Receivables from Brokers

Receivables from brokers consists of commissions related to commission management arrangements. The Company receives a gross commission from various brokers.

Prepaid Research, Net of Allowance

A prepaid research asset is established for research and related services disbursed in advance of anticipated client commission volumes.

Other Assets

Other assets consists primarily of services paid by the Company that will be reimbursed directly by its customers.

Commission Management Payables

Commission management payables are portions of gross commissions received from various brokers that are accrued for the purpose of the Company's institutional clients to pay for research products under Section 28(e) of the Securities Exchange Act of 1934 or other services provided by third parties.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued bonuses and accrued expenses.

Contingencies

The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote. There were no accruals for contingencies recorded as of December 31, 2020.

Income Taxes

The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by CI. Effective on January 1, 2020 the Company early adopted FASB's guidance simplifying the accounting for income taxes.

Share-Based Compensation

Share-based awards relate to the Company's allocated equity grants under CI's equity and incentive compensation plans. Please refer to Note 3, "Deferred Cash Awards and Share-Based Compensation" for a description of these awards.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued guidance that impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The guidance became effective for the Company on January 1, 2020. Please refer to Allowance of Credit Losses for more information.

In December 2019, the FASB issued guidance simplifying the accounting for income taxes. The guidance removes certain exceptions for investments, intra-period allocations and interim calculations, and adds guidance to reduce complexity in accounting for income taxes. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2020 and early adoption is permitted in any interim period for which financial statements have not yet been issued. The Company's Ultimate Parent, CI, early adopted the guidance effective on January 1, 2020 and elects not to allocate the consolidated amount of current and deferred income tax expense to its disregarded subsidiaries that are not subject to tax, including the Company.

3. **Deferred Cash Awards and Share-Based Compensation**

Deferred Cash Awards

Under the 2010 and 2020 CI Equity and Incentive Plan (the "Equity Plans"), the Company awarded $0.1 million of deferred cash awards to its employees during the year ended December 31, 2020. These awards vest over a four year period and accrue interest at 0.70% per year. As of December 31, 2020, the Company had unrecognized compensation expense related to deferred cash awards of $0.2 million.

Share-Based Compensation

The Company's employees participate in CI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units, stock appreciation rights ("SAR's") and other equity-based awards to the Company's employees and directors. Stock options granted generally vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may generally vest over a two-to-five-year period. SAR's vest and expire after five years from grant date. Awards are subject to the risk of forfeiture.

The Company records compensation cost for share based awards as an allocation to member's equity. In accordance with the expense recognition provisions of those standards, the Company amortizes unearned compensation associated with share-based awards on a straight-line basis over the vesting period of the option or award.

Restricted shares and Restricted Stock Units Granted to Employees

The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the year ended December 31, 2020:

	Nonvested Restricted Shares and Stock Units		Weighted- Average Grant-Date Fair Value
Balance at beginning of year	44,610	$	16.25
Granted	6,777		18.42
Vested	(4,659)		(17.07)
Forfeited	—		—
Balances at end of year	46,728	$	16.48

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CI's Class A common stock on the date of grant.

As of December 31, 2020, the Company had $0.3 million of unrecognized compensation cost related to grants of nonvested restricted shares.

4. Contingencies

The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote.

As is typical of most U.S. Securities and Exchange Commission "SEC" registered broker-dealers, the Company receives both routine and non-routine regulatory inquiries relating to its business lines or clients, and is involved in various claims and lawsuits from time to time. The SEC, FINRA, other Self Regulatory Organizations "SROs" and certain other regulatory bodies, such as state securities commissions and foreign regulators, promulgate and enforce numerous rules and regulations that impact the Company's business. As a registered broker-dealer, the Company is subject, on an ongoing basis, to compliance examinations and inquiries by regulators, some of which may result in the imposition of fines and/or sanctions. Moreover, the Company currently is subject to certain inquiries and investigations, none of which relates to material regulatory and financial reporting. The Company believes that none of these inquiries will, when concluded, have a material negative impact on the Company's financial condition.

5. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1). The Company has elected to compute net capital under the alternative method permitted by that rule. The Company is required to maintain net capital, as defined in (a)(1)(ii) of SEC Rule 15c-3-1, equal to the greater of $0.3 million or 2% of aggregate debits arising from customer transactions. At December 31, 2020, the Company had net capital of $29.3 million and its excess net capital was $29.0 million. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies. The Company claims exemption under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and from SEC's Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or

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perform custodial functions relating to customer securities and processes all customer cash transactions through a special reserve bank account for the exclusive benefit of customers.

6. Transactions with Related Parties

Excluding commissions owed to the Company, due to related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Ultimate Parent and all affiliated entities, and settled net with Cowen Services Company, LLC ("CSC"). At December 31, 2020, the net payable due to CSC of $0.7 million is included in due to related parties on the statement of financial condition.

The Company previously entered into service level agreements with CSC, in which the employment of all of the Company's employees was assigned and transferred to CSC. Under this agreement CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related parties on the statement of financial condition. CSC also agreed to provide certain administrative, support services and other operational support to the Company.

All direct and indirect expenses are paid by through an expense sharing agreement. Indirect expenses are allocated based on time, usage and headcount.

The Company collects administrative fees from Cowen and Company LLC ("Cowenco") and Cowen Prime Services LLC ("CPS"), wholly owned subsidiaries of the Ultimate Parent, for each trade executed by an affiliate broker dealer. Total receivables from the aforementioned affiliates for the year ended December 31, 2020, of $0.1 million are included in due from related parties, on the statement of financial condition.

The Company collects service bureau fees from Cowenco, a wholly owned subsidiaries of the Ultimate Parent, for use of their proprietary software, Commission Management Utility ("CMU") and associated materials.

7. Off-Balance Sheet Risk

Concentration of Credit Risk

The Company may maintain cash and cash segregated in compliance with federal regulations at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Market Risk

The effects of the outbreak of COVID-19 have negatively affected the global economy, the United States economy and the global financial markets, and have disrupted and may further disrupt our operations and our clients' operations. The effects of the COVID-19 pandemic could in future periods have an adverse effect on our business and financial condition.

8. Subsequent Events

The Company has evaluated events through February 26, 2021 and has determined that there were no subsequent events requiring adjustment or disclosure to the statement of financial condition.